UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Self Storage, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

37955N106

(CUSIP Number)

David K. Schafer

Storage Capital, LLC

103 Spinnaker Lane

Jupiter, FL 33477

(203-554-0536)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Storage Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 358,849
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 358,849
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,849
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.84%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David K. Schafer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 358,849
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 358,849
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,849
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.84%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carl Bardy, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 2,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Schafer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 27,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed June 25, 2020 relates to shares of common stock of Global Self Storage, Inc., 11 Hanover Square, 12th Floor New York, NY 10005.

Item 2. Identity and Background.

Storage Capital, LLC is a Florida limited liability company, formed to make investments in the self-storage industry. Its principal office address is located at 103 Spinnaker Lane, Jupiter, Florida 33477.

David K. Schafer is the sole member of Storage Capital, LLC. He is a United States citizen.

Carl Bardy, Jr., 30 Extrusion Drive, Stonington, CT 06379. Mr. Bardy is a private investor principally engaged in the business of investing in securities and real estate. He is a United States citizen.

Ryan Schafer, 133 Second Ave., Apt. #8, New York, NY 10003, is the son of David K. Schafer. Ryan Schafer is a private investor principally engaged in the business of investing in securities and real estate. He is a United States citizen.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Amendment No. 1 to Schedule 13D.

During the last five years, no Reporting Person has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body.

Item 3. Source or Amount of Funds or Other Consideration.

The Shares beneficially owned by Storage Capital, LLC and David K. Schafer were purchased with working capital/personal funds in open market purchases.

The aggregate purchase price of the 2,000 Shares beneficially owned by Carl Bardy, Jr. is approximately $7,702, excluding brokerage commissions. Such Shares were purchased with personal funds in open market purchases.

The Shares beneficially owned by Ryan Schafer were purchased with personal funds in open market purchases.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares to which the Schedule 13D relates in the ordinary course of business for investment purposes because they believe the shares are undervalued. The Reporting Persons may acquire additional shares and may engage in discussions with the Board of Directors and Company management, with respect to, among other things, measures to increase the stock price, improve corporate governance, improve the composition of the Board of Directors, improve communication with shareholders, properly allocate capital and operate the Company for the benefit of shareholders.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons mas also sell shares at any time if they believe that the shares are not undervalued or for any other reason.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 9,356,202 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission on August 14, 2020.

A.	Storage Capital, LLC and David Schafer

(a)	As of the close of business on September 15, 2020, Storage Capital, LLC and David Schafer beneficially owned 358,849 shares.

Percentage: 3.84%

(b)	1. Sole power to vote or direct the vote: 358,849

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 358,849

4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the shares over the last 60 days:

Nature of Transaction	Shares Purchased/(Sold)	Price Per Share	Date of Transaction
Purchase	4,080	$3.75	7/14/2020
Purchase	920	$3.75	7/15/2020
Purchase	5,000	$3.70	7/16/2020
Sale	(300)	$3.96	8/10/2020
Sale	(302)	$3.95	8/10/2020
Sale	(200)	$3.94	8/10/2020
Sale	(95)	$3.93	8/10/2020
Sale	(10,503)	$3.95	8/11/2020
Sale	(700)	$3.96	8/11/2020
Purchase	5,000	$3.80	8/12/2020
Purchase	5,000	$3.75	8/12/2020
Purchase	5,000	$3.70	8/12/2020
Purchase	5,000	$3.65	8/12/2020
Purchase	5,000	$3.60	8/12/2020

Purchase	5,000	$3.55	8/12/2020
Purchase	4,709	$3.50	8/12/2020
Sale	(5,200)	$3.73	8/13/2020
Sale	(325)	$3.78	8/13/2020
Sale	(800)	$3.8301	8/17/2020
Sale	(28,384)	$3.83	8/17/2020
Sale	(2,599)	$3.922	8/19/2020
Sale	(845)	$3.92	8/19/2020
Sale	(4,192)	$3.93	8/19/2020
Sale	(664)	$3.93	8/20/2020
Sale	(5,144)	$3.93	8/24/2020
Sale	(5,000)	$3.93	8/25/2020
Sale	(4,200)	$3.95	8/25/2020
Sale	(800)	$3.95	8/26/2020
Sale	(3,020)	$3.98	8/26/2020
Sale	(1)	$3.98	8/27/2020
Sale	(1,953)	$3.98	8/28/2020
Sale	(10,026)	$3.98	8/31/2020
Sale	(23,493)	$3.99	8/31/2020
Sale	(1,507)	$3.99	9/1/2020
Sale	(5,000)	$4.00	9/1/2020
Sale	(5,000)	$4.01	9/1/2020
Sale	(2,800)	$4.03	9/1/2020
Sale	(6,007)	$4.02	9/1/2020
Sale	(3,993)	$4.02	9/2/2020
Sale	(100)	$4.031	9/2/2020
Sale	(3,000)	$4.03	9/2/2020
Sale	(4,100)	$4.03	9/3/2020
Sale	(1,655)	$4.04	9/3/2020
Sale	(6)	$4.04	9/4/2020
Sale	(1,258)	$4.04	9/8/2020
Sale	(707)	$4.04	9/9/2020
Sale	(1,374)	$4.04	9/10/2020
Sale	(563)	$4.05	9/14/2020
Sale	(4,212)	$4.05	9/15/2020

(d)	Not applicable.

(e)	On September 15, 2020, the Reporting Persons ceased to be the beneficial owners of more than 5% of the issuer’s shares.

B.	Carl Bardy, Jr.

(a)	As of the close of business on September 15, 2020, Carl Bardy, Jr. beneficially owned 2,000 shares.

Percentage: 0.02%

(b)	1. Sole power to vote or direct the vote: 2,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 2,000

4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the shares over the last 60 days:

Nature of Transaction	Shares Purchased/(Sold)	Price Per Share	Date of Transaction
Purchase	200	$3.60	8/13/2020

(d)	Not applicable.

(e)	On September 15, 2020, the Reporting Persons ceased to be the beneficial owners of more than 5% of the issuer’s shares.

C.	Ryan Schafer

(a)	As of the close of business on September 15, 2020, Ryan Schafer beneficially owned 27,000 shares.

Percentage: 0.29%

(b)	1. Sole power to vote or direct the vote: 27,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 27,000

4. Shared power to dispose or direct the disposition: 0

(c)	No transactions over the last 60 days.

(d)	Not applicable.

(e)	On September 15, 2020, the Reporting Persons ceased to be the beneficial owners of more than 5% of the issuer’s shares.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in the Schedule 13D and any amendments thereto, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any person with respect to any of the shares.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STORAGE CAPITAL, LLC

By: /s/ David K. Schafer
David K. Schafer
Member

September 15, 2020
Date

/s/ David K. Schafer
David K. Schafer

September 15, 2020
Date

Carl Bardy, Jr.

Date

Ryan Schafer

Date

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STORAGE CAPITAL, LLC

By:
David K. Schafer
Member

Date

David K. Schafer

Date

/s/ Carl Bardy, Jr.
Carl Bardy, Jr.

September 15, 2020
Date

Ryan Schafer

Date

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STORAGE CAPITAL, LLC

By:
David K. Schafer
Member

Date

David K. Schafer

Date

Carl Bardy, Jr.

Date

/s/ Ryan Schafer
Ryan Schafer

September 15, 2020
Date